Exhibit 99.2

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter ended March 31, 2015 and 2014

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Balance Sheets	1

Consolidated Income Statements	2

Consolidated Statements of Comprehensive Income	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	March 31,	December 31,	March 31,
	2015	2014	2014
	$	$	$

Assets
Current assets:
Cash and cash equivalents	296,385,832	393,405,198	420,668,190
Cash restricted	7,961,221	7,959,859	32,402,896
Trade and other receivables (note 5)	585,141,451	566,362,745	66,634,767
Derivative financial instruments	-	-	53,313
Other current assets	2,370,386	2,742,316	1,175,741
Inventories	-	-	189,979,031
Prepaid expenses	2,014,521	2,312,626	7,067,916
Total current assets	893,873,411	972,782,744	717,981,854
Non-current assets:
Cash restricted	328,405	341,274	29,114,776
Plant and equipment	11,451,970	12,263,365	244,291,146
Exploration and evaluation assets (note 6)	382,765,854	325,041,973	98,102,235
Deferred tax assets	-	-	48,558,269
Other non-current receivables	29,700,534	29,700,534	581,593,476
Investments accounted for using the equity method	-	-	17,547,023
Total non-current assets	424,246,763	367,347,146	1,019,206,925
Total assets	1,318,120,174	1,340,129,890	1,737,188,779
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	134,945,095	139,716,105	182,991,664
Income tax payable	1,792,065	1,809,742	19,908,377
Working capital facilities	-	-	12,658,495
Unsecured loan and current portion of secured loans (note 7)	-	-	199,814,163
Current portion of indirect participation interest	7,449,409	7,449,409	7,449,409
2.75% convertible notes liability	67,498,043	66,501,994	-
Total current liabilities	211,684,612	215,477,250	422,822,108
Non-current liabilities:
Secured loans (note 7)	-	-	53,386,003
2.75% convertible notes liability	-	-	63,601,172
Other non-current liabilities	96,000,000	96,000,000	96,752,001
Asset retirement obligations	-	-	5,044,158
Total non-current liabilities	96,000,000	96,000,000	218,783,334
Total liabilities	307,684,612	311,477,250	641,605,442
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 8)	996,714,524	991,693,780	998,660,596
Authorized - unlimited
Issued and outstanding - 49,510,114
(Dec 31, 2014 - 49,414,801)
(Mar 31, 2014 - 50,022,600)
2.75% convertible notes	14,297,627	14,297,627	14,297,627
Contributed surplus	16,902,044	18,270,837	26,736,901
Accumulated Other Comprehensive Income	-	-	3,571,209
Accumulated (deficit)/earnings	(17,478,633)	4,390,396	52,317,004
Total equity attributable to owners of InterOil Corporation	1,010,435,562	1,028,652,640	1,095,583,337
Total liabilities and equity	1,318,120,174	1,340,129,890	1,737,188,779

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2015	2014
	$	$

Revenue
Interest revenue (note 9)	11,412,033	52,534
Other revenue	1,802,665	1,850,915
	13,214,698	1,903,449

Administrative and general expenses	(6,351,983)	(9,985,159)
Legal and professional fees	(1,937,189)	(2,345,005)
Exploration costs, excluding exploration impairment (note 6)	(19,261,332)	(8,696,289)
Finance costs (note 10)	(8,148,158)	(10,184,426)
Depreciation and amortization	(5,428)	(1,441,688)
Gain on conveyance of exploration and evaluation assets (note 6)	-	340,540,011
Foreign exchange gains	690,655	1,558,343
Share of net loss of joint venture partnership accounted for using the equity method	-	(10,815)
	(35,013,435)	309,434,972
(Loss)/profit from continuing operations before income taxes	(21,798,737)	311,338,421

Income taxes
Current tax expense	(70,292)	(564,778)
Deferred tax benefit	-	51,265
	(70,292)	(513,513)

(Loss)/profit for the period from continuing operations	(21,869,029)	310,824,908

Profit for the period from discontinued operations, net of tax (attibutable to owners of InterOil Corporation) (note 4)	-	7,811,555
(Loss)/profit for the period	(21,869,029)	318,636,463

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(21,869,029)	318,636,463
	(21,869,029)	318,636,463

(Loss)/earnings per share from continuing and discontinued operations attributable to owners of InterOil Corporation during the period
Basic (loss)/earnings per share
From continuing operations	(0.44)	6.30
From discontinued operations	-	0.16
From (loss)/profit for the period	(0.44)	6.46
Diluted (loss)/earnings per share
From continuing operations	(0.44)	6.22
From discontinued operations	-	0.16
From (loss)/profit for the period	(0.44)	6.38
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	49,436,766	49,368,378
Diluted (Expressed in number of common shares)	49,436,766	50,200,242

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2015	2014
	$	$

(Loss)/profit for the period	(21,869,029)	318,636,463

Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange loss on translation of foreign operations, net of tax	-	(970,704)
Other comprehensive loss for the period, net of tax	-	(970,704)
Total comprehensive (loss)/income for the period	(21,869,029)	317,665,759

Total comprehensive (loss)/income for the period is attributable to:
Owners of InterOil Corporation	(21,869,029)	317,665,759
	(21,869,029)	317,665,759

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2015	2014
Transactions with owners as owners:	$	$
Share capital
At beginning of period	991,693,780	953,882,273
Issue of capital stock (note 8)	5,020,744	44,778,323
At end of period	996,714,524	998,660,596
2.75% convertible notes
At beginning and end of period	14,297,627	14,297,627
Contributed surplus
At beginning of period	18,270,837	26,418,658
Fair value of options and restricted stock transferred to share capital	(5,282,522)	(1,515,695)
Stock compensation expense	3,913,729	1,833,938
At end of period	16,902,044	26,736,901
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	-	4,541,913
Foreign currency translation movement for the period, net of tax	-	(970,704)
Foreign currency translation reserve at end of period	-	3,571,209
Accumulated other comprehensive income at end of period	-	3,571,209
Accumulated (deficit)/earnings
At beginning of period	4,390,396	(266,319,459)
Net (loss)/profit for the period	(21,869,029)	318,636,463
At end of period	(17,478,633)	52,317,004
Total InterOil Corporation shareholders' equity at end of period	1,010,435,562	1,095,583,337

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2015	2014
	$	$

Cash flows generated from/(used in):

Operating activities
Net (loss)/profit for the period	(21,869,029)	318,636,463
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	5,428	5,479,476
Deferred tax	-	(327,581)
Gain on conveyance of exploration assets	-	(340,540,011)
Accretion of convertible notes liability	996,051	938,544
Amortization of deferred financing costs	-	4,808,670
Timing difference between derivatives recognized and settled	-	(1,922,566)
Stock compensation expense, including restricted stock	3,913,729	1,833,938
Accretion of asset retirement obligation liability	-	96,141
Accretion of receivable from Total S.A. (note 5)	(10,851,196)	-
Share of net loss of joint venture partnership accounted for
using the equity method	-	10,815
Unrealized foreign exchange gain	-	(2,668)
Change in operating working capital
Decrease in trade and other receivables	210,609	23,443,367
Decrease in other current assets and prepaid expenses	670,033	936,460
Increase in inventories	-	(32,731,446)
(Decrease)/increase in trade and other payables	(6,429,119)	4,096,709
Net cash used in operating activities	(33,353,494)	(15,243,689)

Investing activities
Expenditure on oil and gas properties	(127,315,813)	(102,681,272)
Proceeds from joint venture cash calls	60,898,293	7,870,104
Expenditure on plant and equipment	(181,154)	(5,386,660)
Proceeds from disposal of plant and equipment	720,000	-
Proceeds from Total for interest in PRL 15 (note 6)	-	401,338,497
Decrease/(increase) in restricted cash held as security on borrowings	11,507	(8,303,128)
Change in non-operating working capital
Increase in trade and other payables	2,201,295	55,156,441
Net cash (used in)/generated from investing activities	(63,665,872)	347,993,982

Financing activities
Repayments of BSP and Westpac secured facility	-	(2,065,006)
Proceeds from drawdown of Credit Suisse secured facility, net of transaction costs	-	50,000,000
Repayments of working capital facility	-	(23,720,536)
Proceeds from issue of common shares, net of transaction costs	-	1,736,900
Net cash generated from financing activities	-	25,951,358

(Decrease)/increase in cash and cash equivalents	(97,019,366)	358,701,651
Cash and cash equivalents, beginning of period	393,405,198	61,966,539
Cash and cash equivalents, end of period	296,385,832	420,668,190
Comprising of:
Cash on Deposit	50,918,859	420,440,091
Short Term Deposits	245,466,973	228,099
Total cash and cash equivalents, end of period	296,385,832	420,668,190

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, upstream oil and gas exploration and production company operating in Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada and was continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

These condensed consolidated interim financial statements were approved by the Directors for issue on May 7, 2015. The board of directors have the power to amend and reissue the financial report.

2.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting’, and should be read in conjunction with the annual financial statements for the year ended December 31, 2014 which have been prepared in accordance with IFRS, as issued by the IASB.

The condensed consolidated interim financial statements for the quarter ended March 31, 2015 have been prepared under the historical cost convention, except for derivative financial instruments, which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(a)	Statement on liquidity, capital resources and capital requirements

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at March 31, 2015 amounted to $682.2 million compared to $295.2 million as at March 31, 2014. The Company has cash, cash equivalents and cash restricted of $304.7 million as at March 31, 2015 (March 2014 - $482.2 million), of which $8.3 million is restricted (March 2014 - $61.5 million).

The Company’s primary use of capital resources has been the exploration and development activities. The Company has to execute exploration activities within a set timeframe to meet the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPLs”) and Petroleum Retention Licenses (“PRLs”). Refer to note 12 for further information on these commitments. Subject to meeting the license commitment requirements, the Company’s capital expenditure can be accelerated or decelerated at its discretion.

Existing cash balances will be sufficient to settle debt obligations and to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field and exploration activities planned to meet our license commitment requirements. However, oil and gas exploration and development and liquefaction are capital intensive and our business plans involve raising capital, which depends on market conditions when we raise such capital. Additionally, our joint venture share of the costs of construction of an LNG plant and other infrastructure associated with a proposed LNG plant may amount to hundreds of millions of dollars and thus exceed our existing cash balances. No assurance can be given that we will be successful in obtaining new capital on terms that are acceptable to us, particularly with market volatility. Accordingly, these consolidated financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of this financial report.

(b)	Accounting policies

The accounting policies followed in these condensed consolidated interim financial statements are consistent with those of the previous financial year.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(c)	New standards issued but not yet effective

The following new standards have been issued but are not yet effective for the financial year beginning January 1, 2015 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2018): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2018 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but does not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

-	IFRS 14 ‘Regulatory deferral accounts’ (effective from January 1, 2016): This standard permits first-time adopters to continue to recognize amounts related to rate regulation in accordance with their previous GAAP requirements when they adopt IFRS. However, the effect of rate regulation must be presented separately from other items. This standard will have no impact on the Company.

-	IFRS 15 ‘Revenue from contracts with customers’ (effective from January 1, 2017): The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer, so the notion of control replaces the existing notion of risks and rewards. The Company is currently evaluating the impact of this standard.

3.	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.

Risk Management is carried out under policies approved by the board of directors of InterOil. The Finance Department identifies, evaluates and actively mitigates financial risks in close cooperation with the Company’s operations. The board of directors of InterOil provides written principles for overall risk management, as well as written policies covering specific areas. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

(a)	Fair values

	March 31, 2015		December 31, 2014		March 31, 2014		Fair value	Method of
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	measurement
	$	$	$	$	$	$	(as required) *
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	296,385,832	296,385,832	393,405,198	393,405,198	420,668,190	420,668,190		Amortized Cost
Cash restricted	8,289,626	8,289,626	8,301,133	8,301,133	61,517,672	61,517,672		Amortized Cost
Receivables	585,141,451	585,141,451	566,362,745	566,362,745	66,634,767	66,634,767		Amortized Cost
Other non-current receivable	29,700,534	29,700,534	29,700,534	29,700,534	581,593,476	581,593,476		Amortized Cost
Held for trading
Derivative contracts	-	-	-	-	53,313	53,313	Level 2	Fair Value - See (i) below
Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	134,945,095	134,945,095	139,716,105	139,716,105	182,991,664	182,991,664		Amortized Cost
Working capital facilities	-	-	-	-	12,658,495	12,658,495		Amortized Cost
2.75% Convertible notes liability	67,498,043	67,498,043	66,501,994	66,501,994	-	-		Amortized Cost
Unsecured loans and current portion of secured loans	-	-	-	-	199,814,163	199,814,163		Amortized cost See (ii) below
Non-current liabilities
Secured loans	-	-	-	-	53,386,003	53,386,003		Amortized cost See (ii) below
2.75% Convertible notes liability	-	-	-	-	63,601,172	63,601,172		Amortized Cost
Other non-current liabilities	96,000,000	96,000,000	96,000,000	96,000,000	96,752,001	96,752,001		Amortized Cost

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial risk management (cont’d)

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts’ is the only item from the above table that is measured at fair value on a recurring basis. All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(i) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of the Company’s derivative contracts were based on price indications provided to us by an external brokerage who entered into derivative transactions with counter parties on the Company’s behalf. The contracts related to the hedging of certain product price risk exposures were transferred to Puma Energy Pacific Holdings Pte Ltd (“Puma”) on completion of the sale of the Midstream Refining operation on June 30, 2014.

(ii) All secured loans are subject to floating interest rates and as such the carrying values of these loans are assumed to approximate their fair values. These secured loans were repaid during the quarter ended June 30, 2014.

4.	Discontinued operations

On June 30, 2014, the Company entered into share sale and purchase agreements with Puma for the sale of InterOil subsidiaries that hold the oil refinery and petroleum products distribution businesses, which were previously included within the Midstream Refining and Downstream segments respectively. The results of operations for these sold businesses have been presented as discontinued operations in the consolidated income statement for the quarter ended March 31, 2014. In addition, the shipping business which was previously included within the Corporate segment has also been classified as a discontinued operation in the consolidated income statements for the quarter ended March 31, 2014, as the activities previously being carried out by the business have been transferred to Puma with the sale of the refining and distribution businesses.

Cash flows from these discontinued operations have been combined with the cash flows from continuing operations in the consolidated statements of cash flows for the quarter ended March 31, 2015 and 2014. Cash flows generated from/(used in) the discontinued operations are presented in the following table.

	Quarter ended
	March 31,	March 31,
	2015	2014
	$	$

Net cash generated from operating activities	-	23,145,057
Net cash used in investing activities	-	(1,002,376)
Net cash used in financing activities	-	(23,010,919)

Total cash flows	-	(868,238)

The results of operations associated with all discontinued operations are presented in the following table.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Discontinued operations (cont’d)

	Quarter ended
	March 31,	March 31,
	2015	2014
	$	$

Revenue	-	309,875,674
Expenses	-	(299,625,043)
Profit before tax from discontinued operations	-	10,250,631
Income tax expense	-	(2,439,076)
Profit from discontinued operations	-	7,811,555

5.	Trade and other receivables

	March 31,	December 31,	March 31,
	2015	2014	2014
	$	$	$
Trade and other receivables	31,504,682	21,207,984	66,634,767
Sale proceeds receivable from Total	553,636,769	545,154,761	-
Total	585,141,451	566,362,745	66,634,767

The reduction in trade and other receivables as at March 31, 2015 compared to the balance as at March 31, 2014 is due to the divestment of the operating businesses on June 30, 2014. Other receivables mainly relates to cash calls receivable from joint venture partners.

Refer to note 6 for details of the Total transaction. The Interim Resource Payment, as defined under the share sale agreement (“Total SSA”) with Total S.A. (“Total”), which is due to the Company, following the interim certification has been calculated to be $593,887,429 based on a resource estimate of 7.10 Tcfe in accordance with the resource certification mechanics found in the Total SSA and the range of resources contemplated therein. The Company has recognized $10,851,196 as a result of unwinding the discount on the receivable as interest income during the quarter ended March 31, 2015. In addition, this receivable has been reduced by $2,369,188 during the quarter ended March 31, 2015, which represents a portion of the carry received from Total for development activities undertaken over PRL 15, which is to be offset against the Interim Resource Payment when due. The following table shows the movement in the receivable during the period.

	March 31,	December 31,	March 31,
	2015	2014	2014
	$	$	$
Balance at beginning of period	545,154,761	-	-
Initial recognition of receivable from Total	-	551,892,942	551,892,942
Interest accretion income on receivable from Total	10,851,196	24,826,440	-
Adjustment due to change in timing of estimated cash flows	-	(24,206,783)	-
less amounts received from Total for carry of appraisal costs	(2,369,188)	(7,357,838)	-
Balance at end of period	553,636,769	545,154,761	551,892,942

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

6.	Exploration and evaluation assets

Costs of exploration and evaluation assets which are not subject to depletion are as follows:

	March 31,	December 31,	March 31,
	2015	2014	2014
	$	$	$
Infrastructure and drilling and construction equipment	3,520,588	1,759,251	2,332,035
Drilling consumables and spares	34,451,211	32,659,831	27,241,523
Petroleum Retention License drilling programs (Unproved)	120,295,048	83,939,901	49,662,920
Petroleum Prospecting License drilling programs (Unproved)	224,499,007	206,682,990	18,865,757
Gross Capitalized Costs	382,765,854	325,041,973	98,102,235
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	382,765,854	325,041,973	98,102,235

The majority of the costs capitalized under ‘Petroleum Retention License drilling programs’ above relates to the exploration and development expenditure on the Elk, Antelope and Triceratops fields. The majority of the costs capitalized under ‘Petroleum Prospecting License drilling programs (Unproved)’ above relates to the exploratory drilling costs relating to Wahoo-1, Bobcat-1 and Raptor-1 wells.

The following table discloses a breakdown of the exploration and evaluation costs incurred for the periods ended:

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2015	2014	2014
	$	$	$
Opening balance	325,041,973	584,807,023	584,807,023
Property Acquisition Costs	-	-	-
Exploration Costs	11,183,341	256,562,981	45,472,375
Development Costs	117,119,592	194,291,826	57,208,896
Add: Premium paid on indirect participating interest buyback transactions	-	41,525,728	41,525,728
Less: Indirect participating interest conveyance accounting offset against properties	-	(12,097,363)	(12,097,363)
Less: Total conveyance accounting offset against properties	-	(611,939,426)	(611,939,426)
Less: Costs recovered through cash calls from joint venture partners	(70,579,052)	(128,108,796)	(6,874,998)
Total Costs capitalized	57,723,881	(259,765,050)	(486,704,788)
Closing balance	382,765,854	325,041,973	98,102,235
Charged to expense
Geophysical and other costs	19,261,332	34,529,478	8,696,289
Total charged to expense	19,261,332	34,529,478	8,696,289
Exploration and Evaluation Assets Net Additions (capitalized and expensed)	76,985,213	(225,235,572)	(478,008,499)

Total Sale and Purchase Agreement for PRL 15:

On March 26, 2014, the Company signed and closed the Total SSA, under which Total acquired through the purchase of all of the shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields. InterOil received $401.3 million for closing the transaction, and became entitled to receive $73.3 million upon a final investment decision for an Elk and Antelope LNG project, and $65.5 million upon the first LNG cargo from such LNG project. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 Tcfe, based on certification by two independent certifiers following the drilling of up to three appraisal wells to be drilled in PRL 15. The gas resource payment for amounts greater than 5.4 Tcfe will be paid at certification. The conveyance accounting for the sale of property under the Total SSA was accounted for in the quarter ended March 31, 2014.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

7.	Secured and unsecured loans

Credit Suisse led Syndicated Secured Loan Facility

On June 17, 2014, the Company replaced the $250.0 million facility with a $300.0 million syndicated, senior secured capital expenditure facility through a consortium of banks led by Credit Suisse AG (“Credit Suisse”). The facility was supported by the participating lenders under the original facility (Commonwealth Bank of Australia (“CBA”), Australia and New Zealand Banking Group (PNG) Limited (“ANZ”), UBS A.G. (“UBS”) , Macquarie Group Limited (“Macquarie”), Bank of South Pacific Limited (“BSP”), BNP Paribas Capital (Singapore) Limited (“BNP Paribas”) and Westpac Bank PNG Limited (“Westpac”)) in addition to new banks, The Bank of Tokyo-Mitsubishi UFJ (“MUFJ”) and Societe Generale S.A. (“SocGen”). The new facility has an annual interest rate of LIBOR plus 5% and was to mature at the end of 2015.

On March 17, 2015, the Company has signed an amendment to further extend the maturity date on this facility to the end of 2016 with Credit Suisse, CBA, ANZ, UBS AG, Macquarie, BSP, Westpac, MUFJ and SocGen participating in the extension. No draw downs have been made under the facility as at March 31, 2015. As at March 31, 2015, the Company is in compliance with the applicable debt covenants, which included a defined calculation for gearing not to exceed 60% at any time, and the equity does not fall below $500 million at any time.

During the quarter ended March 31, 2015, the total interest expense included in finance costs was nil (March 2014 - $2,004,858). In addition, financing costs relating to the loan of $6,670,871 (of which $4,829,641 relates to the refinancing completed in March 2015) were expensed during the quarter ended March 31, 2015 (March 2014 - $5,465,348).

8.	Share capital and reserves

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2014	49,217,242	953,882,273

Shares issued on exercise of options under Stock Incentive Plan	127,400	3,623,272
Shares issued on vesting of restricted stock units under Stock Incentive Plan	111,505	7,283,299
Shares issued on buyback of IPI interest in PRL 15	688,654	41,525,728
Shares buyback	(730,000)	(14,620,792)

December 31, 2014	49,414,801	991,693,780

Shares issued on vesting of restricted stock units under Stock Incentive Plan	95,313	5,020,744

March 31, 2015	49,510,114	996,714,524

Preferred shares - No preferred shares are issued, or were issued at any time during the quarter ended March 31, 2015 (March 2014 – nil).

9.	Interest revenue

	Quarter ended
	March 31,	March 31,
	2015	2014
	$	$

Interest income on short term deposits	560,837	52,534
Interest accretion income on receivable from Total (note 5)	10,851,196	-
Interest revenue	11,412,033	52,534

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

10.	Finance costs

	Quarter ended
	March 31,	March 31,
	2015	2014
	$	$

Interest expense on Credit Suisse Secured Loan	-	2,004,858
Interest expense on Westpac and BSP Secured Loan	-	699,703
Interest expense on Convertible Notes	481,236	481,236
Interest accretion on Convertible Notes	996,051	938,544
Financing fees on Credit Suisse Secured Loan	6,670,871	5,465,348
Financing fees on Westpac and BSP Secured Loan	-	548,717
Other finance costs	-	46,020
Finance costs	8,148,158	10,184,426

11.	Earnings/(loss) per share

Conversion options, convertible notes, stock options and restricted stock units totaling 1,230,753 common shares at prices ranging from $41.08 to $95.63 were outstanding as at March 31, 2015.

	Number of shares	Number of shares
Potential dilutive instruments outstanding	March 31, 2015	March 31, 2014
Employee stock options	410,000	395,000
Employee Restricted Stock	88,749	197,327
2.75% Convertible notes	732,004	732,004
Total stock options/shares outstanding	1,230,753	1,324,331

12.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses	404,665	40,025	89,525	87,952	97,650	89,513	-
Convertible notes obligations	71,281	71,281	-	-	-	-	-
	475,946	111,306	89,525	87,952	97,650	89,513	-

The amount pertaining to the PPL’s and PRL’s represents the amount the Company has committed on these licenses as at March 31, 2015. On March 6, 2014, the Company’s applications for new petroleum prospecting licenses were approved with PPL 474 replacing PPL 236, PPL 475 replacing PPL 237, and PPL 476 and PPL 477 replacing PPL 238 and included new license commitments. The new commitments require the Company to spend an $359.0 million over the remainder of their six year term.

Further, the terms of grant of PRL 39 requires the Company to spend $45.6 million on the license area by the end of 2018.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

12.	Commitments and contingencies (cont’d)

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Oil Search Limited dispute under PRL 15 joint venture operating agreement:

On March 27, 2014 the Company received notification from Oil Search Limited of a dispute under the Joint Venture Operating Agreement relating to PRL 15 in Papua New Guinea.  The dispute related to the sale by the Company of a subsidiary, SPI (200) Limited, to Total. The entity held a 40.1% interest in PRL 15 at the time of the sale. The matter had been referred to arbitration and was heard in late November 2014 by the International Court of Arbitration (ICC).  On February 10, 2015, the ICC arbitration panel delivered its award whereby the panel dismissed all claims against the Company and declared that Total is a party to the PRL 15 Joint Venture Operating Agreement.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 13